UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 26, 2023

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Enclosure: **Press Release: DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF AGA**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALING IN SECURITIES BY A PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a prescribed officer has dealt in ordinary shares of the Company, after having received clearance to do so in terms of JSE Listings Requirement 3.66.

Details of the transactions are provided below:

Name of prescribed officer	Stewart Bailey
Name of company	AngloGold Ashanti Limited
Date of transaction	22 May 2023
Nature of transaction	On-market sale of shares
Class of security	Ordinary shares
Number of shares sold	4,112
VWAP per share	R471.91
Highest price per share	R473.78
Lowest price per share	R471.19
Value of transaction (excluding fees)	R 1,940,488.02
Nature of transaction	On-market sale of shares
Class of security	Ordinary shares
Number of shares sold	11,582
Price per share	R471.368
Value of transaction (excluding fees)	R 5,459,384.18
Nature and extent of interest	Direct, Beneficial
Prior clearance to deal	Obtained

ENDS

26 May 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Andrea Maxey	+61 08 9435 4603/ +61 400 072 199	amaxey@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 26, 2023

By:	/s/ LM GOLIATH
Name:	Leeanne Goliath
Title:	Company Secretary